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                                                     Filed by Media Metrix, Inc.
                                                  Pursuant to Rule 425 under the
                                Securities Act of 1933 and deemed filed pursuant
                           to Rule 14a-12 of the Securities Exchange Act of 1934

                                   Subject Company: Jupiter Communications, Inc.
                                                   Commission File No. 000-27537



                                                     Investor Relations Contact:
                                                     Susan Hickey
                                                     Media Metrix, Inc.
                                                     212-515-8738
                                                     shickey@mmxi.com



           MEDIA METRIX REPORTS SECOND QUARTER 2000 FINANCIAL RESULTS

          Achieves Profitability in U.S. Audience Measurement Business
                        Adds New Clients at Record Pace


         New York, NY July 20, 2000 - Media Metrix, Inc. (NASDAQ: MMXI), the leader and pioneer in Internet and Digital Media measurement, today announced strong revenue performance and client growth metrics for the second quarter ended June 30, 2000.


         Revenues for the second quarter rose to $12.6 million, a 24 percent increase over revenues of $10.2 million for the first quarter of 2000, and a 196 percent increase over revenues of $4.3 million for the same period in 1999. Total contract value, defined as the annualized value of all subscription contracts outstanding at the end of each period, was $49.3 million at the end of the second quarter, up from $38.6 million at the end of the first quarter.


         Net loss applicable to common stockholders, excluding amortization, for the second quarter was $2.1 million or $0.10 per share, compared to a net loss of $2.3 million or $0.11 per share for the first quarter of 2000.


         Gross margin for the second quarter of 2000 was $7.9 million, or 63 percent, compared to $5.8 million, or 57 percent, for the first quarter of 2000 and $2.1 million, or 50 percent, for the same period in 1999.



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         Net loss applicable to common stockholders, including amortization, for the second quarter was $7.7 million or $0.39 per share, compared to $8.1 million or $0.41 per share for the first quarter of 2000.


         "Media Metrix reached an important milestone this quarter by reaching profitability in our U.S. audience measurement business, excluding interest income, amortization and deferred compensation," said Tod Johnson, chairman and CEO of Media Metrix. "We're applying the same proven business model to our international operations and are confident in our continued investments to build a comprehensive, high quality global measurement standard for this global medium. We are delighted that the strength of our business allows us to make the necessary investments in our future and, concurrently, exceed our financial objectives."


         Mr. Johnson added: "Our planned merger with Jupiter Communications will create the definitive source for Internet measurement and analysis as well as the ultimate platform for long-term growth. The combined company will create the global leader in Internet Information Services - applying the same proven business model - and will deliver value to our clients, employees and shareholders."


         Media Metrix reported significant progress in client growth, international expansion and technology initiatives, including:

       - The addition of 149 new clients to end the quarter with 901 clients - the largest quarterly increase to date, and more than double the number of clients reported at the end of June 1999

       - More than 150 clients subscribing to the innovative AdRelevance advertising measurement service - a 114% increase versus the end of the first quarter 2000

       - More than 225 clients subscribing to Media Metrix' international services, which now measure and report usage in Canada, Australia, France, Germany, Japan, Sweden and the U.K.

       -        The June 1 launch of Media Metrix services in Japan

       - Expansion in U.S., European, Canadian and Australian samples, bringing Media Metrix' high quality, worldwide sample to more than 100,000 people under measurement

       - The launch of MyMetrix.com, delivering Media Metrix data via an advanced, user-friendly interface

       - The implementation of the Media Metrix real-time meter, providing the most comprehensive, representative measurement of Internet and Digital Media

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         "The pervasive and global nature of the Internet continues to create strong demand for Media Metrix products and services," said Mary Ann Packo, president of Media Metrix. "Our commitment to meeting client needs in this dynamic industry - through the highest quality research methods, innovative technologies and the most comprehensive Internet and Digital Media measurement product portfolio - provides the basis for attracting and retaining a diverse client base from around the world. We were pleased to welcome so many new clients during the second quarter, including Xerox, Symantec, Toys "R" Us and Janus, and international clients such as British Telecom Openworld and Carlton Interactive."


         "Our planned merger with Jupiter Communications will position us to deliver even more value to our clients, and will create an unparalleled product and service portfolio for attracting new clients around the world," added Ms. Packo.


ABOUT MEDIA METRIX

         Media Metrix, Inc., with more than 900 clients, is the leader and pioneer in Internet and Digital Media measurement and the industry's source for the most comprehensive, reliable, and timely audience ratings, e-commerce, advertising and technology measurement services. Media Metrix' AdRelevance division, through its superior ad tracking technology, provides clients the most comprehensive data on where, when, how and how much Web marketers and their competition are advertising online.


         Media Metrix has worldwide majority-owned operations through partnerships with media and market research leaders around the world. Media Metrix' European affiliate, known as MMXI Europe, operates in Denmark, France, Germany, Italy, Spain, Sweden and the United Kingdom. Media Metrix also operates in Australia, Canada, Japan, Latin America and the United States. The Company provides advertising agencies, media companies, e-commerce marketers, financial services and technology companies with the most comprehensive coverage of all Digital Media (including more than 21,000 Web sites and online properties). Media Metrix utilizes its patented operating-system metering methodology to track Internet and Digital Media audience


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usage behavior in real-time - click-by-click, page-by-page, minute-by-minute.
Media Metrix has a sample of more than 100,000 people under measurement worldwide, yielding monthly, weekly, and daily data collection and reporting. Please visit us at www.mediametrix.com for more information.

MANAGEMENT CONFERENCE CALL

         Media Metrix management will host a conference call today, July 20, 2000, at 5:30 p.m. ET to discuss second quarter results. Please visit www.mediametrix.com and click on "Investor Relations" to listen to the conference call via webcast.

FORWARD LOOKING STATEMENTS

Cautionary Note Regarding Forward-Looking Statements under the Private Securities Litigation Reform Act of 1995: Information in this release that involves Media Metrix' and, assuming the merger with Jupiter is completed, the combined company's expectations, beliefs, hopes, plans, intentions or strategies regarding the future are forward-looking statements that involve risks and uncertainties. These statements include statements about Media Metrix' and the combined company's strategies in the marketplace, their market positions and their relationships with customers. All forward-looking statements included in this release are based upon information available to Media Metrix as of the date of the release, and neither Media Metrix nor the combined company assumes any obligation to update any such forward-looking statement. These statements are not guarantees of future performance and actual results could differ materially from each company's current expectations. Factors that could cause or contribute to such differences include, but are not limited to, the completion of the merger, and if completed, the successful integration of the two companies. The risks associated with Media Metrix' business that may affect its operating results are discussed in Media Metrix' Annual Report on Form 10-K for the year ended December 31, 1999 filed with the SEC on March 28, 2000 and Media Metrix' quarterly reports on Form 10-Q filed with the SEC. You are encouraged to read this information carefully.

Additional Information and Where to Find It: It is expected that Media Metrix will file a Registration Statement on SEC Form S-4 with the SEC in connection with the merger, and that Jupiter and Media Metrix will mail a Joint Proxy Statement/Prospectus to stockholders of Jupiter and Media Metrix containing information about the merger. Investors and security holders are urged to read the Registration Statement and the Joint Proxy Statement/Prospectus carefully when they are available. The Registration Statement and the Joint Proxy Statement/Prospectus will contain important information about Jupiter, Media Metrix, the merger, the persons soliciting proxies relating to the merger, their interests in the merger, and related matters. Investors and security holders will be able to obtain free copies of these documents, once available, as well as each company's other SEC filings, through the website maintained by the SEC at http://www.sec.gov. Free copies of the Joint Proxy Statement/Prospectus, once available, and Media Metrix' other SEC filings may be obtained from Media Metrix by directing a request through the Investors Relations portion of Media Metrix' website at http://www.mediametrix.com or by mail to Media Metrix, Inc., 250 Park Avenue South, 7th Fl., New York, NY 10003, Attention: Investor Relations,
Telephone: (212) 515-8700.

In addition to the Registration Statement and the Joint Proxy Statement/Prospectus, Media Metrix files annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information filed by Media Metrix at the SEC public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at any of the SEC's other public reference rooms in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Media Metrix' filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at http://www.sec.gov.

Participants in Solicitation: Information concerning the participants in the solicitation is set forth in a Current Report on Form 8-K filed by Media Metrix on June 27, 2000.

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                               MEDIA METRIX, INC.
                 CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
               (UNAUDITED, IN THOUSANDS EXCEPT FOR PER SHARE DATA)

                                                 THREE MONTHS ENDED         SIX MONTHS ENDED
                                                        JUNE 30,                JUNE 30,
                                                       --------                 --------
                                                2000          1999          2000          1999
                                                ----          ----          ----          ----
Revenues                                    $ 12,618      $  4,257      $ 22,822      $  7,435
Costs of revenues                              4,716         2,118         9,127         3,838
                                               -----         -----         -----         -----
Gross profit                                   7,902         2,139        13,695         3,597

Operating expenses:
 Research and development                      3,558           992         6,474         1,673
 Sales and marketing                           5,400         1,812         9,529         3,147
 General and administration                    3,690         1,288         6,779         2,337
 Amortization of deferred compensation
  and other stock-based compensation              41           197           323           305
 Amortization of intangibles                   5,565           748        11,130         1,497
                                               -----           ---        ------         -----
Total operating expenses                      18,254         5,037        34,235         8,959
                                              ------         -----        ------         -----

Loss from operations                         (10,352)       (2,898)      (20,540)       (5,362)
Minority interest                              1,154          --           1,632          --
Interest income, net                           1,519           331         3,120           411
                                               -----           ---         -----           ---

Net loss                                      (7,679)       (2,567)      (15,788)       (4,951)
Preferred stock dividends                       --              27          --             109
                                              ------         -----        ------         -----
Net loss applicable to common
 stockholders                               $ (7,679)     $ (2,594)     $(15,788)     $ (5,060)
                                              ======         =====        ======         =====

Weighted average shares outstanding           19,836        15,866        19,777        14,583
                                              ------        ------        ------        ------
Net loss per share applicable
 to common stockholders                     $  (0.39)     $  (0.16)     $  (0.80)     $  (0.35)
                                            ========      ========      ========      ========
Net loss applicable to common
 stockholders excluding charges
 related to amortization
 of intangibles and stock-based
 compensation                               $ (2,073)     $ (1,649)     $ (4,335)     $ (3,258)
                                             ========      ========      ========      ========

Net loss per share applicable to common
 stockholders excluding charges related
 to amortization of intangibles
 and stock-based compensation               $  (0.10)     $  (0.10)     $  (0.22)     $  (0.22)
                                             ========      ========      ========      ========

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                               MEDIA METRIX, INC.
                      CONDENSED CONSOLIDATED BALANCE SHEET
                            (UNAUDITED, IN THOUSANDS)

                                           JUNE 30, 2000           DECEMBER 31, 1999
                                           -------------           -----------------
Current assets:
Cash and short term investments                $ 96,695                $112,241
Accounts receivable, net                         11,523                   5,993
Prepaid expenses and other                          857                     454
                                               --------                --------
Total current assets                            109,075                 118,688

Property and equipment, net                      13,445                   5,308
Intangibles, net                                 49,045                  52,948
Minority interests                                 --                     1,617
Other assets                                      1,050                     283
                                               --------                --------
Total assets                                   $172,615                $178,844
                                               ========                ========
Current liabilities:
Accounts payable and accrued liabilities       $ 12,575                $ 10,560
Advance billings                                 10,308                   5,126
Other current liabilities                           123                     196
                                               --------                --------
Total current liabilities                        23,006                  15,882

Minority interests                                   23                    --
Long-term debt                                      150                     173
Total stockholders' equity                      149,436                 162,789
                                               --------                --------
Total liabilities and stockholders' equity     $172,615                $178,844
                                               ========                ========

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